MW BANCORP, INC.
2110 Beechmont Avenue
Cincinnati, Ohio 45230
(513) 231-7871

November 7, 2014

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          MW Bancorp, Inc.
Registration Statement on Form S-1 (Registration No. 333-198668)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

MW Bancorp, Inc., a Maryland corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1, as amended, be declared effective at 5:00 p.m. on November 12, 2014, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accurracy of the disclosure in the filing; and
  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gregory P. Niesen
Gregory P. Niesen
President and Chief Executive Officer
(Duly Authorized Representative)